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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                 FORM 12b-25

                                          Commission File Number    0-11278
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                         NOTIFICATION OF LATE FILING


      (Check One):  [X] Form 10-K     [ ] Form 11-K     [ ] Form 20-F
                         [ ] Form 10-Q     [ ] Form N-SAR


For Period Ended:     March 31, 1996
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[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For Transition Period Ended:
                             -------------------------------------------------


 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I.  REGISTRANT INFORMATION

Full name of registrant      Minntech Corporation
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

   14605 28th Avenue North
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City, State and Zip Code    Minneapolis, Minnesota 55447
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                        PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

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[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                               See attached Exhibit A

                             PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

    Warren M. White                  612                       553-3300
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        (Name)                    (Area Code)              (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes     [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes     [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             See attached Exhibit B
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                               Minntech Corporation
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                (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   June 28, 1996          By            /s/ Warren M. White
      --------------------       ---------------------------------------------
                                 Warren M. White, Chief Financial Officer

          INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

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                                   Exhibit A


Minntech Corporation (the "Company") changed its general computer system, including accounting and financial reporting functions during March 1996. As a result of this change, the Company experienced a number of unfortunate and unforseeable problems with its accounting and financial reporting systems, which problems have resulted in a delay in compiling year-end numbers for the Company's financial statements. The Company has taken all reasonable efforts to finalize its financial statements. Despite these efforts, the Company has been unable to complete the process to allow it to timely file its Annual Report on Form 10-K without unreasonable effort and expense.

The Form 10-K will be filed within 15 days of the prescribed due date for that report.


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                                   Exhibit B


The Company's Statement of Operations to be included in the Annual Report on Form 10-K to be filed by the Company for fiscal year ended March 31, 1996 (fiscal 1996) will reflect lower earnings than for fiscal 1995. As reported in the Company's press release issued June 18, 1995, the lower earnings were primarily the result of higher fourth quarter expenses from European operations, lower manufacturing margins in oxygenators, higher manufacturing costs in fiber products and a reduced gross margin mix in product sales.